UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No     )*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

September 12, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

CUSIP No.: G47048 106		13G

1.	Names of Reporting Persons. LIM Advisors Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,591,869

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,591,869

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,591,869

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.9% (1)

12.	Type of Reporting Person: FI

(1) This percentage is calculated based on 30,740,105 Ordinary Shares, comprised of 26,148,236 Class A and Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”) on a Form 6-K dated August 28, 2018, and 4,591,869 issuable upon the conversion of certain Mandatory Convertible Notes due 2023 held by the Reporting Person.

CUSIP No.: G47048 106		13G

1.	Names of Reporting Persons. LIM Asia Multi-Strategy Fund Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,591,869

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,591,869

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,591,869

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.9% (1)

12.	Type of Reporting Person: OO

(1) This percentage is calculated based on 30,740,105 Ordinary Shares, comprised of 26,148,236 Class A and Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”) on a Form 6-K dated August 28, 2018, and 4,591,869 issuable upon the conversion of certain Mandatory Convertible Notes due 2023 held by the Reporting Person.

CUSIP No.: G47048 106		13G

1.	Names of Reporting Persons. Long Investment Management International Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,591,869

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,591,869

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,591,869

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.9% (1)

12.	Type of Reporting Person: HC, OO

(1) This percentage is calculated based on 30,740,105 Ordinary Shares, comprised of 26,148,236 Class A and Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”) on a Form 6-K dated August 28, 2018, and 4,591,869 issuable upon the conversion of certain Mandatory Convertible Notes due 2023 held by the Reporting Person.

CUSIP No.: G47048 106		13G

1.	Names of Reporting Persons. George W. Long

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,591,869

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,591,869

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,591,869

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.9% (1)

12.	Type of Reporting Person: HC, IN

(1) This percentage is calculated based on 30,740,105 Ordinary Shares, comprised of 26,148,236 Class A and Class B Ordinary Shares, reported as outstanding by iClick Interactive Asia Group Limited (the “Issuer”) on a Form 6-K dated August 28, 2018, and 4,591,869 issuable upon the conversion of certain Mandatory Convertible Notes due 2023 held by the Reporting Person.

CUSIP No.: G47048 106		13G

Item 1	(a).	Name of Issuer: iClick Interactive Asia Group Limited
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay Hong Kong

Item 2	(a).

Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)      LIM Advisors Limited (“LIM”);

ii)     LIM Asia Multi-Strategy Fund Inc (“LAMSF”);

iii)    Long Investment Management International Ltd. (“LIMIL”)

iv)   George W. Long (“Mr. Long”)

This statement relates to Shares (as defined herein) held for the account of LAMSF. LIM is the investment adviser to LAMSF, LIMIL is the sole shareholder of LIM and Mr. Long is the controlling shareholder of LIMIL.  In such capacities, LIM, LIMIL and Mr. Long may be deemed to have direct or indirect voting and dispositive power over the Shares held for the account of LAMSF.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 2	(b).

Address of Principal Business Office or, if none, Residence:

The principal business address of each of LIM and Mr. Long is 19/F, Ruttonjee House, 11 Duddell Street, Central, Hong Kong.  The principal business address of each of LAMSF and LIMIL is Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

Item 2	(c).

Citizenship:

i)      LIM is a Hong Kong limited company

ii)     LAMSF is a British Virgin Islands limited company

iii)    LIMIL is a British Virgin Islands limited company

iv)   Mr. Long is a citizen of the United States

Item 2	(d).	Title of Class of Securities: Class A Ordinary Shares, par value US$0.001 per share (“Shares”)
Item 2	(e).	CUSIP Number: G47048 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No.: G47048 106	13G

Item 4.	Ownership:
(a) As of October 19, 2018, each of LIM, LAMSF, LIMIL and Mr. Long may be deemed the beneficial owner of 4,591,869 Shares.
(b) Percentage of class: 14.9%
(c) Number of shares as to which each of LIM, LAMSF, LIMIL and Mr. Long have:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to value or direct the vote: 4,591,869
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition 4,591,869

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

CUSIP No.: G47048 106	13G

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2018

LIM Advisors Limited

	By:	/s/ Benjamin Mak
	Name:	Benjamin Mak
	Title:	Chief Executive Officer

LIM Asia Multi-Strategy Fund Inc.

	By:	/s/ Benjamin Mak
	Name:	Benjamin Mak
	Title:	Authorized Representative

Long Investment Management International Ltd.

	By:	/s/ Benjamin Mak
	Name:	Benjamin Mak
	Title:	Authorized Representative

	By:	/s/ George W. Long
	Name:	George W. Long

EXHIBIT INDEX

Ex.		Page No.

99.1	Joint Filing Agreement	10

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of iClick Interactive Asia Group Limited, dated as of October 19, 2018, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

October 19, 2018

LIM Advisors Limited

	By:	/s/ Benjamin Mak
	Name:	Benjamin Mak
	Title:	Chief Executive Officer

LIM Asia Multi-Strategy Fund Inc.

	By:	/s/ Benjamin Mak
	Name:	Benjamin Mak
	Title:	Authorized Representative

Long Investment Management International Ltd.

	By:	/s/ Benjamin Mak
	Name:	Benjamin Mak
	Title:	Authorized Representative

	By:	/s/ George W. Long
	Name:	George W. Long